# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: bioAffinity Technologies, Inc., CIK 0001712762
CUSIP: 09076W109
Title of class of securities: Common Stock, par value $0.007 per share
Address of issuer's principal executive offices: 3300 Nacogdoches Road, Suite 216, San Antonio, Texas (TX), 78217
Date of event which requires filing of this statement: 05/07/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001783794

## Reporting persons
- Richard K. Crumly: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,803,750; shared voting power 410,027; sole dispositive power 2,803,750; shared dispositive power 410,027; aggregate amount beneficially owned 3,213,777 (11.2% of the class)
- ADAMAS LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); sole voting power 0; shared voting power 400,027; sole dispositive power 0; shared dispositive power 400,027; aggregate amount beneficially owned 400,027 (0.1% of the class)
- BMUS PARTNERS LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); sole voting power 0; shared voting power 10,000; sole dispositive power 0; shared dispositive power 10,000; aggregate amount beneficially owned 10,000 (0% of the class)

## Item 1. Issuer
Name of issuer: bioAffinity Technologies, Inc.
Address of issuer's principal executive offices: 3300 Nacogdoches Road, Suite 216, San Antonio, TX, 78217

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is jointly filed by each of the entities below (collectively, the "Reporting Persons"):

Richard K. Crumly ("Mr. Crumly"); ADAMAS LLC; and BMUS PARTNERS LLC

The Reporting Persons have entered into a Joint Filing Agreement, dated May 14, 2025, a copy of which is attached as Exhibit 99.1 to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is P.O. Box 460633, San Antonio, Texas 78246-0633.
Citizenship: Row 4 of each Reporting Person's cover page to this Schedule 13G sets forth such Reporting Person's citizenship or place of organization and is incorporated by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Persons collectively beneficially own 3,213,777 shares of Common Stock of the Issuer. Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of Common Stock of the Issuer beneficially owned by such Reporting Person and is incorporated by reference. Row 9 of Mr. Crumly's cover page includes 1,406,250 warrants ("Warrants"), which represent a contingent right to acquire 1,406,250 shares of Common Stock of the Issuer upon the immediate exercise of such Warrants. Row 9 of Mr. Crumly's cover page also includes (a) 400,027 shares of Common Stock beneficially owned by ADAMAS LLC, of which Mr. Crumly is a control person and (b) 10,000 shares of Common Stock beneficially owned by BMUS PARTNERS LLC, of which Mr. Crumly is a control person.
Percent of class: The Reporting Persons collectively beneficially own 11.2% of the outstanding shares of Common Stock of the Issuer. Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentage of shares of Common Stock of the Issuer beneficially owned by such Reporting Person and is incorporated by reference. All such percentages are based on 27,249,462 shares of common stock outstanding as of May 8, 2025, as reported by Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on May 8, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement, Exhibit 99.1

## Signatures
- Richard K. Crumly: /s/ Richard K. Crumly, Richard K. Crumly (05/14/2025)
- ADAMAS LLC: /s/ Richard K. Crumly, Richard K. Crumly/Managing Member (05/14/2025)
- BMUS PARTNERS LLC: /s/ Richard K. Crumly, Richard K. Crumly/Managing Member (05/14/2025)